03 MAY 19 AM 7:21


HAECO

Our Ref: CSA/CPA12/24

13th May 2003

By DHL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7, Washington, DC 20549
USA


03050608

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we attached a copy of the resolutions passed at the Annual General Meeting of the Company held today.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED



Lorence Wong
Deputy Company Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

LW/df
Encls.
P:\Dorisfu\HAECO Group\CPA12 - HAECO\CPA12 - 24 SEHKNY\Ltr - SENY reinstate exempt 20030226.doc
c.c.: Mr. Bryan Ho (w/e, Fax No. 001-1-212-571-3050)



Company Number: 3171

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Resolutions passed on 13th May 2003

At an Annual General Meeting of the abovenamed Company duly convened and held in the McKinley Room, Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 13th May 2003 at 4:00 p.m., the following Resolutions as set out in the Notice convening the Meeting were passed:

As Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of passing this Resolution;

(c) for the purpose of the Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held;
(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Shares" means shares of all classes in the capital of the Company including, without limitation, shares of HK$1.00 each of the Company and securities which carry a right to subscribe for or purchase Shares.

5. THAT:

(a) subject to paragraph (c), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period be apporved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the Shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any Shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution); and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held;

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of Shares to holders of Shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such Shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the Shares referred to in sub-paragraph (bb) of paragraph (c) of such resolution.



D.M. Turnbull
Chairman